May 5, 2011

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, N.E.
Washington, D.C. 20549-8629

Attn: Ms. Ellen Sazzman

Re:	M Fund, Inc. (the “Registrant”), File Nos. 33-95472 and 811-9082

Dear Ms. Sazzman:

This letter is written in response to the comments that you provided by telephone to me on May 2, 2011 regarding the preliminary proxy statement for the above-referenced Registrant (the “Proxy Statement”), which was filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on April 25, 2011.  The comments of the SEC Staff and the Registrant’s responses are listed below:

1.           Comment:  Please confirm that the Registrant’s name on the front cover page is and continues to be the same as the EDGAR identifier.

Response:  The Registrant’s name on the front cover page is accurate.

2.           Comment:  In the second paragraph of page 1 of the proxy statement, indicate the name, title and department of the person to whom requests for annual reports should be directed.

Response:  The paragraph will be revised as follows (new language underlined):

Each Fund has previously sent its annual report dated December 31, 2010 and its semiannual report dated June 30, 2010 to its shareholders.  A copy of each Fund’s most recent annual report and semiannual report may be obtained without charge by writing to M Fund, Inc., Attention: Kathy Wolf, M Fund, Inc. Administrator, at the address set forth above or by calling (888) 736-2878.  In addition, each Fund’s most recent annual report and semiannual report are available on its website at www.mfin.com.  (Click on “What We Do,” then on “M Funds” and then “Annual Report” or “Semi Annual Report”.)

Ms. Ellen Sazzman
May 5, 2011

3.           Comment:  On the form of proxy card for all Funds, please revise the instruction for Proposal 1 to clarify that the number being referred to is the number preceding each nominee’s name.

Response:  The instruction to Proposal 1 proxy card will be revised as follows (new language underlined):

(INSTRUCTION: To withhold authority to vote for any individual nominee(s) write the number(s) preceding the name(s) of the nominee(s) on the line below.)

4.           Comment:  On the form of proxy card for all Funds, please disclose that the named proxies will vote consistent with the instructions from shareholders.

Response:  Information on how the named proxies will vote is included in the proxy statement.  This comment asks that descriptive information be added to the proxy card; however, the proxy card is not and cannot be a summary of the proxy statement.

5.           Comment:  On the form of proxy card for all Funds, please clarify how the named proxies will vote any other matters that arise at the meeting in accordance with the requirements of Rule 14a-4 under the Securities and Exchange Act of 1934.

Response:  The first paragraph on the back of the proxy card will be revised as follows (new language underlined):

IF NO SPECIFICATION IS MADE, THIS PROXY WILL BE VOTED FOR THE PROPOSAL. As to any other matter, said attorneys will vote in accordance with their best judgment in what they believe to be in the best interest of shareholders. THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE PROPOSAL.

6.           Comment:  On the proxy card for the M International Equity Fund, please revise the description for Proposal 2 to indicate that the amendment to the Investment Advisory Agreement, which is the subject of the proxy, will result in an increase in the management fee for the Fund.

Response:  Please note that the proxy card provides an acknowledgement that the shareholder has received the notice and the proxy statement.  The proxy statement describes the proposal including the increase in the management fee.  Therefore, the Registrant believes that it is not necessary to include a statement on the proxy card that the amendment to the Investment Advisory Agreement will result in an increase in the management fee.  This comment asks that descriptive information be added to the proxy card; however, the proxy card is not and cannot be a summary of the proxy statement.

Ms. Ellen Sazzman
May 5, 2011

7.           Comment:  Please confirm that May 9, 2011 is the date that the definitive proxy statement will be released to shareholders.

Response:  The Registrant intends to file the definitive proxy statement with the SEC on May 9, 2011 and expects to mail the definitive proxy statement to shareholders on or about May 16, 2011.

8.           Comment:  On page 11 under the section “Proposal 2: Approval of an Amendment to the Investment Advisory Agreement for the M International Equity Fund-Fees paid under the Current Investment Advisory Agreement and Amendment”, please confirm that the fee table provided on does not include the fee waivers referenced in the footnote to the table.  If the waivers are included, the fee table needs to be revised to reflect expenses gross of waivers.

Response:  The fee table does not include fee waivers referenced in the footnote to the table.

9.           Comment:  On pages 12 under the section “Proposal 2: Approval of an Amendment to the Investment Advisory Agreement for the M International Equity Fund-Basis for Directors’ Approval of Amendment”, please describe with greater specificity the basis for the determination by the Directors to recommend that the shareholders approve a substantial advisory fee increase.  Please indicate that the fee increase is related to the appointment of the new subadviser.  Please clarify the relationship between the change in subbadviser and the increase in the management fee.  Please relate the factors considered to the specific circumstances of the fund using less conclusory statements.  (For example, include discussion of the quality of services, the skills of the portfolio managers, etc.)  Please revise the discussion on the economies of scale as the issue is not the fee retained but the fee charged.

Response:  The disclosure regarding the basis for the determination by directors will be revised as follows (new language underlined):

Basis for Directors’ Approval of Amendment

The Directors approved the Amendment at their meeting held on March 1, 2011.  The Directors considered information provided by MFIA.  In considering whether to approve the Amendment, the Board of Directors, including the Independent Directors, did not identify any single factor as determinative.  Matters considered by the Directors, including the Independent Directors, in connection with their approval of the Amendment included the following:

Capability, Nature, Extent and Quality of Services.  The Board reviewed in detail the nature and extent of the services to be provided by MFIA under the terms of the Amendment.  The Board considered the experience of MFIA as an investment manager.  The Board concluded that the nature and extent of the services to be provided under the Amendment were reasonable and appropriate in relation to the advisory fees.  The Board also reviewed the personnel at MFIA responsible for providing advisory services to the M International Equity Fund.  The Board concluded that MFIA has the necessary staff to manage the relationship with the Fund’s sub-adviser, the capability to continue to manage the Fund and that the information provided supported the approval of the Amendment.

Ms. Ellen Sazzman
May 5, 2011

Regulatory Compliance History.  The Board considered the regulatory compliance history of MFIA.  The Board concluded that the information provided supported the approval of the Amendment.

Investment Performance of the Fund.  The Board noted that investment performance for each Fund is primarily determined by the investment decisions of its sub-adviser.  The Board also noted that MFIA has the responsibility to manage each sub-advisory relationship and make decisions about when to recommend a change in sub-adviser.  The Board concluded that MFIA is appropriately managing the sub-advisory relationship and that the information provided supported the approval of the Amendment.

Advisory Fees Payable.  The Board considered the advisory fees that would be payable to MFIA.  ~~The Board noted that the increase in the management fee was a result of the change in sub-adviser and that the amount to be retained by MFIA would remain the same.~~  The Board noted that the increase in the management fee was due to an increase in the sub-advisory fee, which the Board believes was necessary and appropriate in order to retain the new sub-adviser.  The amount of increase in the management fee is only intended to cover the amount of the increase in the sub-advisory fee.  Therefore, the amount of the management fee retained by MFIA would remain the same.  The Board considered the profitability and fall-out benefits, if any, to be received by MFIA.  The Board used this information as a guide to help assess the reasonableness of the Fund’s proposed advisory fee.  The Board concluded that the proposed increase in the management fee was fair and reasonable and supported the approval of the Amendment.

Economies of Scale Realized as the Fund Grows.  The Board considered the benefit to investors of economies of scale.  The Board noted that the portion of the management fee retained by MFIA does not decrease at breakpoints, but instead remains fixed at 0.15% of the average daily net assets of the M International Equity Fund.  However this is also true of the current management fee agreement and is not altered by the proposed amendment to the proposed Amendment.  The Board noted that as assets in the Company’s portfolios increase, fixed operating costs are spread over a larger asset base resulting in an overall reduced operating expense that is charged to shareholders.  As the Sub-Adviser’s relationship with the Company is new, no economies of scale have been recognized.

Operating Expenses of the Fund.  The Board reviewed the operating expenses of the M International Equity Fund.  The Board noted that in addition to MFIA’s advisory fee, the Fund is also responsible for payment of a portion of the Company’s operating expenses.  The Board noted that MFIA has contractually agreed to reimburse the Fund for expenses (other than advisory fees, brokerage or other portfolio transaction expenses for litigation, indemnification or other extraordinary expenses) to the extent that they exceed 0.25% of the Fund’s annualized average daily net assets.  The Board concluded that MFIA’s contractual obligation to limit operating expenses is in the best interests of shareholders.  The Board concluded that the operating expenses of the Fund will continue to be fair and reasonable and support the approval of the Amendment.

Ms. Ellen Sazzman
May 5, 2011

Brokerage Transactions.  The Board noted that the trading and execution for the Company’s portfolios is handled at the sub-adviser level.  The Board noted that the Company’s Chief Compliance Officer reviews the sub-adviser’s written policies and procedures for fair trading and best execution on an annual basis.  The Board also noted that it is presented with quarterly reports of the sub-adviser’s soft-dollar commission information and certifications that the soft dollar practices fall within the Section 28(e) safe harbor.  The Board concluded that this information supported the approval of the Amendment.

Based upon such information as it considered necessary to the exercise of its reasonable business judgment, the Board concluded that it was in the best interest of the shareholders of M International Equity Fund to approve the Amendment.  The Directors also considered other factors, including the fact that the Fund would likely incur expenses including portfolio transaction expenses, in connection with the change in sub-adviser as described later in this Proxy Statement.

Based on their evaluation of all factors that they deemed to be material, including those factors described above, the Directors, including the Independent Directors, concluded that the Amendment should be approved effective upon shareholder approval.

10.           Comment:  With regard to the manager of managers exemptive relief, please provide the file number and the date of the order.  Please explain how the change in subadviser with an increase in the management fee without shareholder approval is consistent with such relief.

Response:  The Registrant received a “manager-of-managers” exemptive order on July 1, 1998 (File No. 812-10970/IC-Release No. 23300).  According to the notice of the application published by the Commission on June 9, 1998 (IC-Release No. 23246), the order is not subject to any condition relating to an increase in a management fee.  As a result, the Registrant believes that the order (relating to shareholder approval of sub-advisory agreements) is not limited to circumstances in which the management fee (in the advisory agreement) does not increase.  We note that the proxy does seek shareholder approval for an increase in the management fee.

Ms. Ellen Sazzman
May 5, 2011

11.           Comment:  On page 14 under the section “Information on the Change in Sub-Adviser of the M International Equity Fund-Description of Northern Cross”, please confirm that the names and addresses of all shareholders of Northern Cross and its respective parents have been disclosed.

Response:  The complete ownership structure of Northern Cross has been disclosed on page 13 of the proxy statement.

12.           Comment:  On page 14 under the section “Information on the Change in Sub-Adviser of the M International Equity Fund-Description of the Current Sub-Advisory Agreement”, please briefly describe the terms of the existing sub-advisory agreement.

Response:  The first paragraph will be revised as follows (new language underlined):

MFIA has delegated its responsibility under the Investment Advisory Agreement to provide portfolio management services to the M International Equity Fund to Brandes pursuant to the Current Sub-Advisory Agreement.  The Directors approved the Current Sub-Advisory Agreement at a meeting held on January 11, 2000.  The Board approved an amendment to the Current Sub-Advisory Agreement and the continuance of the Current Sub-Advisory Agreement at a meeting held on March 1, 2011.  The Current Sub-Advisory Agreement has not been approved by the shareholders of the Fund as it was entered into pursuant to an exemptive order granted to the Company by the Securities and Exchange Commission that allows the Adviser, subject to certain conditions, to enter into new sub-advisory agreements with unaffiliated entitites without obtaining shareholder approval.  Under the terms of the Current Sub-Advisory Agreement, Brandes ~~is authorized to effect portfolio transactions for the Fund~~, using its own discretion and without prior consultation with MFIA, manages the investment operations and composition of the M International Equity Fund.  Brandes determines the securities to be purchased and sold and places orders for such transactions.  Brandes maintains the books and records of the M International Equity Fund with regard to these portfolio transactions.  Brandes is also required to report periodically to MFIA and the Directors of the Company.

13.           Comment:  In the section “Information on the Change in Sub-Adviser of the M International Equity Fund”, please explain what happens if the amendment to the advisory contract is not approved.

Response:  The second paragraph of the section “Information on the Change in Sub-Adviser of the M International Equity Fund-Overview and Related Information” will be revised as follows (new language underlined):

Brandes Investment Partners, Inc. (“Brandes”) currently serves as the sub-adviser of the Fund.  In determining to recommend the termination of Brandes as sub-adviser to the M International Equity Fund, MFIA considered, among other things, that Brandes had been underperforming relative to its benchmark.  MFIA recommended the appointment of Northern Cross, LLC (“Northern Cross”) to assume responsibility for the day-to-day management of M International Equity Fund.  Upon the recommendation of MFIA and after carefully considering a variety of factors (as described below under “Basis for Directors’ Approval of the New Sub-Advisory Agreement”), the Directors voted on March 1, 2011 to terminate the sub-advisory agreement between MFIA and Brandes and to approve the New Sub-Advisory Agreement.  Under the 1940 Act, a mutual fund generally cannot enter into an advisory contract, such as a New Sub-Advisory Agreement, unless the shareholders of that fund vote to approve the new agreement.  The Company and the Adviser have been granted an exemptive order from the Securities and Exchange Commission that allows the Adviser, subject to certain conditions, to enter into new sub-advisory agreements with unaffiliated sub-advisers without obtaining shareholder approval.  The New Sub-Advisory Agreement will become effective upon shareholder approval of the Amendment to the Advisory Agreement.  If the Amendment to the Advisory Agreement is not approved, then the current advisory contract will continue in effect, and the Board of Directors will consider re-soliciting shareholder approval and other alternatives for portfolio management of the M International Equity Fund.

Ms. Ellen Sazzman
May 5, 2011

14.           Comment:  In the section “Information on the Change in Sub-Adviser of the M International Equity Fund”, please make it clear that the shareholders are not being asked to approve the new sub-advisory agreement.

Response:  A statement indicating that the New Sub-Advisory Agreement does not require shareholder approval and that the Registrant is not asking for a proxy on the matter is included at the top of page 17 of the proxy statement.

15.           Comment:  In the section “Proposal 1: Election of Directors”, please explain why the Directors who have already been elected for an indefinite term are the subject of this proxy.

Response:  As noted in the second paragraph on page 2 of the proxy statement, federal law requires that two-thirds of the Directors be elected by shareholders and having all Directors elected or re-elected at this time facilitates the appointment of new Directors should it become necessary.

16.           Comment:  In the section “Proposal 1: Election of Directors”, disclose what happens if some or all of the Directors are not elected.

Response:  The second paragraph of the section “Proposal 1: Election of Directors-Background” will be revised as follows (new language underlined):

Shareholders are being asked to re-elect the current Directors that were previously elected by shareholders and to elect the Directors that were previously appointed by the Board because federal law requires that two-thirds of Directors be elected by the shareholders.  Having all Directors elected or re-elected by the shareholders at this time facilitates the appointment of future Directors by the Board should it become necessary, as long as two-thirds of the resulting Board of Directors were elected by shareholders.  If the nominees are not elected by shareholders, the Board of Directors will continue to serve until the earlier of their death, resignation or election and qualification of their successors.  In addition, another proxy solicitation, at the shareholders expense, may be required in the future in order to comply with the requirements for election of Directors under federal law.

Ms. Ellen Sazzman
May 5, 2011

17.           Comment:  On page 5 under the section “Proposal 1: Election of Directors, Information about the Officers-Standing Board Committees”, please confirm that Governance Committee and the Nominating Committee are the same and if so, revise the references to reflect the proper name of the committee.

Response:  The paragraph will be revised as follows (new language underlined):

The Company has two standing Committees, the Audit Committee and the Governance Committee.  The Audit and Governance Committees were established by the Board at a meeting held on February 10, 2004.  Messrs. Bidwell, Madding, Goldschmidt, and Bufferd are members of the Audit and ~~Nominating~~ Governance Committees of the Board.  None of the members of the Audit Committee and Governance Committee are interested persons of the Company as defined in the 1940 Act.  Mr. Bufferd is Chairman of the Audit Committee.  The Audit Committee operates under a written charter approved by the Board.  The purposes of the Audit Committee include overseeing the accounting and financial reporting processes of the Funds and the audits of the Funds’ financial statements.  Accordingly, the Committee assists the Board in its oversight of (i) the integrity of the Funds’ financial statements; (ii) the independent accountants’ qualifications and independence; and (iii) the performance of the independent accountants.  Mr. Bidwell is Chairman of the Governance Committee.  The Company’s Governance Committee, among other things, nominates persons to fill vacancies on the Board.  The Governance Committee does not have a procedure to consider nominees for the position of Director recommended by shareholders.  During the past calendar year, the Audit Committee met twice and the Governance Committee met once.

Ms. Ellen Sazzman
May 5, 2011

18.           Comment:  In the section “Proposal 1: Election of Directors”, to the extent applicable clarify whether, and if so how, the Board considers diversity in nominees for Director.  Clarify whether the Board has a policy with regard to consideration of diversity in identifying nominees for Director.  If the Board has such a policy, disclosure how it is implemented and how the Board assesses the effectiveness of the policy.

Response:  The paragraph will be revised as follows (new language underlined):

Consistent with M Financial Group’s focus on client advocacy and leadership, the M Fund Board of Directors continues to provide valuable direction and insight that fuel differentiation.  While there are no formal qualification requirements, Directors have certain perspectives, credentials, skills, and levels of experience that enhance their ability to serve on the M Fund Board, including:

(i)	knowledge of mutual funds, insurance, and/or financial services;
(ii)	a reputation for high professional integrity; and
(iii)
an ability to contribute to the ongoing functions of the Board, including the ability and commitment to attend meetings regularly and work collaboratively with other members of the Board and the Adviser.

Beyond that, the Board does not have any formal policy for the consideration of diversity.

19.           Comment:  Please provide a Tandy representation letter.

Response:  A Tandy representation letter is attached as Exhibit A to this letter.

Please contact me at (617) 662-1745 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Tracie A. Coop
Tracie A. Coop, Esq.

EXHIBIT A

[M Fund, Inc. Letterhead]

VIA EDGAR CORRESPONDENCE

Ms. Ellen Sazzman
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	M Fund, Inc. (“Registrant”)
(File Nos. 33-95472, 811-9082)

In connection with a response being made on behalf of the Registrant to comments you provided by phone on May 2, 2011 with respect to the preliminary proxy statement for the Registrant filed with the Commission on April 25, 2011 (“Proxy Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Proxy Statement;
•	the effectiveness of the Proxy Statement will not foreclose the Securities and Exchange Commission from taking any action with respect to the Proxy Statement; and
•
the Registrant may not assert the effectiveness of the Proxy Statement as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on April 25, 2011.  Please do not hesitate to contact the undersigned at (503) 414-7342 if you have any questions concerning the foregoing.

Sincerely, /s/ David Lees David Lees Secretary of M Fund, Inc.